IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Unaudited)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	3 - 4

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	5 - 6

Interim Condensed Consolidated Statements of Changes in Equity	7

Interim Condensed Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Condensed Consolidated Financial Statements	10 - 20

-   -   -   -   -   -   -   -   -   -   -

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2020	December 31, 2019
	Note	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$13,221	$13,926
Trade receivables		2,762	1,810
Advances to suppliers		3,441	2,565
Other accounts receivable		262	516
Biological assets	3	-	52
Inventories	4	11,193	5,422

		30,879	24,291
NON-CURRENT ASSETS:
Property, plant and equipment, net		4,565	3,392
Investments in financial assets		1,245	912
Right-of-use assets, net		1,021	1,023
Deferred tax assets		73	89
Intangible assets, net		1,070	889
Goodwill		298	298

		8,272	6,603

Total assets		$39,151	$30,894

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2020	December 31, 2019
	Note	Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$1,822	$992
Other accounts payable and accrued expenses		1,556	1,458
Current maturities of lease liabilities		196	159

		3,574	2,609

NON-CURRENT LIABILITIES:
Warrants measured at fair value	5	3,406	197
Deferred tax liability, net		2,024	826
Employee benefit liabilities, net		312	262
Lease liabilities		867	891

		6,609	2,176

Total liabilities		10,183	4,785

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY :	6
Share capital and premium		35,985	25,947
Translation reserve		1,183	309
Reserve from share-based payment transactions		4,049	2,677
Accumulated deficit		(14,302)	(4,273)

Total equity attributable to equity holders of the Company		26,915	24,660
Non-controlling interests		2,053	1,449

Total equity		28,968	26,109

Total liabilities and equity		$39,151	$30,894

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
		2020	2019	2020	2019
		Unaudited

Revenues		$5,097	$4,269	$3,757	$2,314
Cost of revenues		2,441	1,862	1,732	690

Gross profit before fair value adjustments		2,656	2,407	2,025	1,624

Fair value adjustments:
Unrealized change in fair value of biological assets		6,755	2,989	2,284	1,250
Realized fair value adjustments on inventory sold in the period		(2,831)	(1,830)	(2,321)	(610)

Total fair value adjustments		3,924	1,159	(37)	640

Gross profit		6,580	3,566	1,988	2,264

General and administrative expenses		5,026	3,275	3,096	1,535
Selling and marketing expenses		1,184	591	707	327
Research and development expenses		134	139	107	85
Share-based compensation		1,427	1,161	933	612

Total operating expenses		7,771	5,166	4,843	2,559

Operating loss	7	(1,191)	(1,600)	(2,855)	(295)

Finance income		427	296	203	284
Finance expense		(7,588)	(5,322)	(7,081)	(223)

Finance income (expenses), net	5	(7,161)	(5,026)	(6,878)	61

Loss before income taxes		(8,352)	(6,626)	(9,733)	(234)
Income tax expense (benefit)		1,144	571	(37)	376

Net loss		(9,496)	(7,197)	(9,696)	(610)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on translation to presentation currency		1,038	131	(610)	29

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		(33)	131	(33)	29

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation		(60)	-	(50)	-

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		(60)	-	(50)	-

Total other comprehensive income (loss)		945	131	(693)

Total comprehensive loss		$(8,551)	$(7,066)	$(10,389)	$(581)

IM CANNABIS CORP.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
		2020	2019	2020	2019
	Note	Unaudited

Net income (loss) attributable to:
Equity holders of the Company		$(9,996)	$(7,642)	$(9,579)	$(935)
Non-controlling interests		500	445	(117)	325

		$(9,496)	$(7,197)	$(9,696)	$(610)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		$(9,155)	$(7,538)	$(10,261)	$(908)
Non-controlling interests		604	472	(128)	327

		$(8,551)	$(7,066)	$(10,389)	$581

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share (in CAD):	8	$(0.07)	$(0.06)	$(0.06)	$(0.01)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Reserve for share-based payment transactions	Translation reserve	Retained earnings (deficit)	Total	Non- controlling interests	Total equity

Balance as of January 1, 2020	$25,947	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Exercise of warrants (see Note 6b)	9,904	-	-	-	9,904	-	9,904
Exercise of options (see Note 6c)	131	(52)	-	-	79	-	79
Share based payment	-	1,427	-	-	1,427	-	1,427
Forfeited options	3	(3)	-	-	-	-	-

Net income (loss)	-	-	-	(9,996)	(9,996)	500	(9,496)
Other comprehensive income (loss)	-	-	874	(33)	841	104	945
	-	-	874	(10,029)	(9,155)	604	(8,551)

Balance as of June 30, 2020 (Unaudited)	$35,985	$4,049	$1,183	$(14,302)	$26,915	$2,053	$28,968

Balance as of January 1, 2019	$7,099	$-	$43	$3,040	$10,182	$1,429	$11,611

Share based compensation	-	1,161	-	-	1,161	-	1,161
Share based compensation of subsidiary	-	-	-	-	-	63	63

Net income (loss)	-	-	-	(7,642)	(7,642)	445	(7,197)
Other comprehensive income	-	-	104	-	104	27	131
	-	-	104	(7,642)	(7,538)	472	(7,066)

Balance as of June 30, 2019 (Unaudited)	$7,099	$1,161	$147	$(4,602)	$3,805	$1,964	$5, 769

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2020	2019
	Unaudited
Cash flows from operating activities:

Net loss for the period	$(9,496)	$(7,197)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(6,755)	(2,989)
Fair value adjustment on sale of inventory	2,831	1,830
Fair value adjustment of warrants measured at fair value	7,021	4,731
Depreciation of property, plant and equipment	317	133
Amortization of intangible assets	8	49
Depreciation of right-of-use assets	103	24
Finance expenses, net	34	-
Changes in employee benefit liabilities, net	4	20
Deferred tax expense, net	1,160	291
Share-based payment	1,427	1,161

	6,150	5,250
Changes in working capital:

Increase in trade receivables, net	(850)	(166)
Decrease (increase) in other accounts receivable	(465)	78
Decrease in biological assets, net of fair value adjustments	6,809	3,021
Increase in inventories, net of fair value adjustments	(8,251)	(3,225)
Increase (decrease) in trade payables	1,063	(277)
Increase in other accounts payable and accrued expenses	28	594

	(1,666)	25

Taxes paid	(295)	(126)

Net cash used in operating activities	(5,307)	(2,048)

Cash flows from investing activities:

Purchase of property, plant and equipment	(1,321)	(410)
Investments in financial assets	(274)	-
Acquisition of subsidiary (schedule A)	-	(1,316)

Net cash used in investing activities	(1,595)	(1,726)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2020	2019
	Unaudited
Cash flow from financing activities:

Proceeds from exercise of warrants	6,032	-
Proceeds from exercise of options	79	-
Repayment of lease liability	(89)	(16)
Repayment of lease liability interest	(35)	(29)
Repayment of bank loan	-	(621)

Net cash provided by (used in) financing activities	5,987	(666)

Effect of foreign exchange on cash and cash equivalents	210	(92)

Decrease in cash and cash equivalents	(705)	(4,532)
Cash and cash equivalents at beginning of the period	13,926	7,591

Cash and cash equivalents at end of the period	$13,221	$3,059

Schedule A - Acquisition of a subsidiary:

The subsidiary's assets and liabilities at date of acquisition:

Working capital deficit (excluding cash and cash equivalents)	$-	$166
Bank credit	-	(321)
Bank loan	-	(624)
Property, plant and equipment	-	702
Intangible assets	-	1,149
Goodwill	-	552
Deferred tax liability	-	(308)

	$-	$1,316

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a. Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed on the Canadian Securities Exchange ("CSE") under the ticker symbol "IMCC". IMCC's main office is located in Kibutz Glil-Yam, Israel.

IMC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

The Company, its subsidiaries and Focus (collectively: the "Group") operate in one reporting segment. The majority of the Group's revenues are generated from sales of medical cannabis products to customers in Israel. The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

These financial statements have been prepared in a condensed format as of June 30, 2020, and for the six and three months then ended ("interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2019, and for the year then ended and accompanying notes ("annual consolidated financial statements").

Since March 31, 2020, the outbreak of the novel strain of coronavirus ("COVID-19") and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. In addition, global equity markets have experienced significant volatility and weakness.

To date, the COVID-19 pandemic has not had a material negative impact on the Company's results of operations. The Company, as well as its distribution channels are considered essential businesses (food and drug retailers) that continue to operate during this period.  However, the duration and severity of the COVID-19 pandemic is unknown at this time and the Company is unable to predict the effect should the situation continue for a prolonged period.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

b. Approval of interim condensed consolidated financial statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the Board of Directors on August 26, 2020.

c.  Strategic developments:

1. On January 23, 2020, IMC signed definitive agreements to establish a medical cannabis cultivation and processing joint venture in Greece (the "Joint Venture") with Galen Industries Single Member Societe Anonyme, a Greek company established by a consortium of investors in Greece with extensive experience in the pharmaceutical, media, finance and energy sectors ("Galen").

IMC will own 25% of the Joint Venture and the remaining 75% of the Joint Venture will be owned by Galen. Each party is committed to fund the initial capital expenditures, totaling approximately up to €8,000,000 (approximately $ 11,675 ) to fund the construction of an EU-GMP certified cultivation and processing facility in Greece. IMC will invest up to €1,500,000 (approximately $2,189) into the Joint Venture, with the balance funded by Galen. Execution of the Joint Venture's business plan will start immediately and construction of greenhouses as well as the EU-GMP facility is expected to begin upon receiving the Establishment Approval from the Greek medical cannabis regulatory authorities. The Joint Venture land plot size is expected to be 100,000 to 180,000 square meters (or 1,076,000 to 1,938,000 square feet).

In addition, the Joint Venture and IMC have signed a preferred supply agreement (the "Supply Agreement"). Under the Supply Agreement, IMC has the right to purchase up to 25% of the total production from the Joint Venture at a preferred price as determined in the agreement, for an initial period of five years. As of June 30, 2020, no capital expenditures have been made towards the Joint Venture given the uncertainty relating to COVID-19.

2. On March 23, 2020, Focus signed a Supply agreement (the "Intelicanna Supply Agreement") with Intelicanna Ltd. ("Intelicanna") for a minimum of 500kg and up to 1,000kg of medical cannabis. Additional purchases may be made by Focus under the agreement without a change to the contracted price paid to Intelicanna. The finished products will be sold to pharmacies in Israel under the IMC brand. The Intelicanna Supply Agreement is for a term of 12 months from the date of the first planting in Intelicanna's facility.

Intelicanna will obtain access to Focus Medical's unique and proprietary genetics for the purpose of delivering product under the Intelicanna Supply Agreement but the genetics will remain the exclusive property of Focus Medical. Intelicanna may not sell, transfer or perform research with the genetics it accesses through this Supply Agreement without consent from Focus Medical.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

Under the Intelicanna Supply Agreement, Intelicanna is responsible for all production activities under Focus' supervision and quality control practices throughout the growing process at Intelicanna's site.

3. On March 30, 2020, Focus signed a binding three-year Sale agreement for the sale of medical cannabis (the "Sale Agreement") to three pharmacies in Jerusalem operating under the Oranim Pharm and Medi Plus banners (the "Pharmacies").

Focus will supply the Pharmacies a total of 800kg of medical cannabis annually for a period of three years. The total quantity of medical cannabis to be delivered under the Sale Agreement is 2,400kg and the Pharmacies are obligated to purchase the entire quantity at a contracted price pursuant to the Sale Agreement.

4. On March 31, 2020, Focus signed a three-year definitive Supply agreement (the "Supply Agreement") with Way of Life Ltd. and Cannation Ltd. ("Way of Life" and "Cannation", respectively, or the "Suppliers") to purchase a total of approximately 2,600kg of medical cannabis per year, for a total of up to 7,800kg of medical cannabis over three years. All finished products under the Supply Agreement will bear the IMC brand and be sold to pharmacies in Israel.

Way of Life is an IMC-GAP certified cultivator and is dedicating a 1,301 square meters (14,000 square feet). space at its facility for the cultivation of Focus' proprietary medical cannabis strains. The Supply Agreement with Cannation calls for a 5,017 square meters (54,000 square feet) area for the cultivation of Focus' proprietary medical cannabis strains, with the option to increase the dedicated area by an additional 10,034 square meters (108,000 square feet), and is contingent on Cannation receiving IMC-GAP certification by December 31, 2020.

The Suppliers will obtain access to Focus Medical's unique and proprietary genetics for the purpose of delivering products under the Supply Agreement but the genetics will remain the exclusive property of Focus. The Suppliers may not sell, transfer or perform research with the genetics it accesses through this Supply Agreement without consent from Focus. Under the Supply Agreement, Focus will have access to the Suppliers' growing facilities to monitor the entire growing process. As of June 30, 2020, Focus paid an advance at a total amount of NIS 750,000 (approximately $296).

5. On April 6, 2020, Focus signed a binding two-year sales agreement for the sale of IMC branded medical cannabis with Shor Tabachnik pharmacies ("Tabachnik") (the "Tabachnik Sale Agreement"). According to the Tabachnik Sale agreement, Focus will supply Tabachnik 1,000Kg of IMC branded medical cannabis products annually through the duration of the Tabachnik Sale Agreement at a contracted price pursuant to the Tabachnik Sale Agreement.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

6. On April 13, 2020, Focus signed a binding three-year agreement for the sale of 13,575kg of IMC branded medical cannabis products to Super-Pharm (Israel) Ltd. ("Super-Pharm") (the "SP Sale Agreement"). According to the SP Sale Agreement, Focus will sell to Super-Pharm with a total 13,575Kg of IMC branded medical cannabis over the next three years as follows: 2,270kg in 2020, 4,980kg in 2021, and 6,325kg in 2022. Medical cannabis products sold under the SP Sale Agreement will include both dry flower and extract products at a contracted price pursuant to the SP Sale Agreement.

7. On April 13, 2020, Focus signed a one-year binding agreement for the sale of 1,000kg IMC branded medical cannabis to Panaxia Labs Israel, Ltd. ("Panaxia") (the "Panaxia Sale Agreement"). Under the Panaxia Sale Agreement, Panaxia will have deliveries beginning in April 2020 with 1,000kg contracted for sale over the next 12 months at a contracted price pursuant to the Panaxia Sale Agreement.

8. On April 14, 2020, Focus signed an agreement for the sale of up to 1,500kg over three years of IMC branded medical cannabis to Max   Pharm Ltd. ("Max Pharm") (the "MP Sale Agreement"). Under the MP Sale Agreement, Max Pharm will have deliveries beginning in 2021 with annual 500kg at a contracted price pursuant to the MP Sale Agreement. Max Pharm has an option to increase the annual capacity in 2021, 2022 and 2023 for an additional 500kg in each year, for a total potential volume of 1,500kg over three years.

9. On April 21, 2020, Focus signed a binding three-year agreement for the sale of 12,600kg of IMC branded medical cannabis products to PharmYarok Ltd. ("PharmYarok") (the "PY Sale Agreement"). According to the PY Sale Agreement, Focus will sell to PharmYarok with a total 12,600Kg of IMC branded medical cannabis between 2021 and 2023 in equal annual volumes of 4,200kg, at a contracted price pursuant to the PY Sale Agreement, subject to PharmYarok meeting regulatory requirements. Medical cannabis products sold under the PY Sale Agreement will include both dry flower and extract products at a contracted price pursuant to the PY Sale Agreement.

10. On April 26, 2020, Focus signed a three-year definitive Supply agreement (the "Megadim Supply Agreement") with an independent farmer located in Megadim, to purchase a total of approximately 8,060kg of medical cannabis over three years. All finished products under the Megadim Supply Agreement will bear the IMC brand and be sold to pharmacies in Israel.

The Suppliers will obtain access to Focus Medical's unique and proprietary genetics for the purpose of delivering products under the Supply Agreement but the genetics will remain the exclusive property of Focus. The Suppliers may not sell, transfer or perform research with the genetics it accesses through this Supply Agreement without consent from Focus. Under the Supply Agreement, Focus will have access to the Suppliers' growing facilities to monitor the entire growing process.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

11. On May 5, 2020, and August 4,2020, subsequent to the reporting period, according to the share purchase agreement (the "SPA") with Xinteza API Ltd. ("Xinteza"), dated December 26, 2019, the Company paid the second and third installments (US 200 thousands each insatallment) in the aggregated amount of US$ 400 thousand ( $ 576) for the purchase of 9,960 Preferred Shares, which represents on an if-converted and fully diluted basis, approximately 6% of the outstanding share capital of Xinteza. As of June 30, 2020, the Company holds a total of 13.5% of the outstanding share capital of Xinteza on an if-converted and fully diluted basis. The investment in Preferred Shares is accounted for as a financial asset at fair value through profit or loss.

12. On May 7, 2020, AdjuPharm signed a definitive twelve-month sales agreement with two distributors in Germany for 360kg of medical cannabis over the next twelve months, at a fixed price per gram.

13. On May 12, 2020, AdjuPharm signed a twelve-month sales agreement with a medical cannabis distributor in Germany, according to which, the distributor will purchase a total of 465kg of IMC branded medical cannabis products over the next year, out of this, 190kg is expected to be delivered until the end of 2020.

14. On May 19, 2020 Adjupharm received an approval to import 4,000kg of medical cannabis into Germany from additional foreign suppliers, pursuant to a license extension (the "License") granted by the German Medical Regulatory Authority ("GMRA"). All future imports of medical cannabis will be made under this License, allowing to import either bulk products, such as dry flowers and Dronabinol and extract products for end-products.

See also Note 9, Subsequent Events.

d. Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements, except for the adoption of new accounting standards identified in Note 2c.

b.  Significant accounting policies:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

c. New or amended standards effective January 1, 2020:

IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" (the "Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The adoption of this Amendment is not expected to have a material effect on the consolidated financial statements.

NOTE 3:- BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at January 1, 2020	$52

Production costs capitalized	1,150
Changes in fair value less cost to sell due to biological transformation	6,755
Transferred to inventory upon harvest	(7,960)
Foreign exchange translation	3

Balance at June 30, 2020 (unaudited)	-

NOTE 4:- INVENTORIES

The following is a breakdown of inventory at June 30, 2020 (unaudited):

	Capitalized costs	Fair valuation adjustment	Carrying value
Work in progress:
Bulk cannabis	$2,612	$6,581	$9,193
Finished goods:
Packaged dried cannabis	747	1,080	1,827
Other	173	-	173

	$3,532	$7,661	$11,193

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:- INVENTORIES (Cont.)

The following is a breakdown of inventory at December 31, 2019:

	Capitalized costs	Fair valuation adjustment	Carrying value
Work in progress:
Bulk cannabis	$693	$1,596	$2,289
Finished goods:
Packaged dried cannabis	922	1,849	2,771
Other	362	-	362

	$1,977	$3,445	$5,422

During the six months ended June 30, 2020 and 2019, inventory expensed to cost of goods sold was $5,272 and $3,692, respectively, which included $2,831 and $1,830 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

During the three months ended June 30, 2020 and 2019, inventory expensed to cost of goods sold was $4,053 and $1,300, respectively, which included $2,321 and $610   of non-cash expense, respectively, related to the changes in fair value of inventory sold.

NOTE 5:- FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair value method
Financial instruments measured at fair value:

Liability for Warrants *)	Trading price on the market

Financial instruments measured at amortized cost:

Cash and cash equivalents, trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)

Trade payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

*)  The fair value of the 2019 Warrants, as described in Note 15c to the annual consolidated financial statements, in the amount of $3,406 as of June 30, 2020, is categorized within Level 1 of the fair value hierarchy.
Financing expense (income) for the six months ended June 30, 2020 and 2019 include fair value adjustment of Warrants measured at fair value in the amounts of $7,021 and $4,731, respectively. For the three months ended June 30, 2020, financing expense (income) include fair value adjustment of Warrants measured at fair value in the amounts of $7,188 and $(202), respectively.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:- EQUITY

a. Composition of share capital:

	June 30, 2020		December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares without par value	Unlimited	158,290,748	Unlimited	145,743,283

 Ordinary shares confer upon their holders the right to participate in the general meeting where each Ordinary share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

b. Movements in share capital:

During June 2020, the Company has received $6,032 proceeds from Warrants and Compensation options exercised, which were issued in May through June, 2018, with expiration dates between May through June, 2020 (the "Warrants and Compensation options"). A total of 12,350,795 Warrants and Compensation options were exercised, representing 92.1% of the total Warrants and Compensation options quantity, at a price of $0.50 per Warrant and $0.40 per Compensation option. The Warrants which were accounted for as a liability were revalued to their fair value immediately prior to their exercise. The revaluation in the amount of $3,872 was recorded as finance expenses in the six months ended June 30, 2020. The carrying amount of the liability was reclassified to equity upon exercise of the Warrants. The unexercised Warrants and Compensation options expired.

c. Share option plan:

On December 19, 2018, the Board of Directors approved the "2018 Share Incentive Plan" (the "2018 Plan"), for the granting of options, shares, restricted shares and restricted share units, (together "Awards"), in order to provide incentives to Group employees, directors, consultants and/or contractors. In accordance with the 2018 Plan, a maximum of 12,250,000 Ordinary shares are reserved for issuance.

In August 2019, as part of the RTO, as described in the annual consolidated financial statements the Company updated the 2018 plan and set the total Ordinary shares reserved for issuance to a maximum of 10% of the Ordinary shares issued and outstanding. As of June 30, 2020, a maximum of 15,829,075 Ordinary shares are reserved for issuance.

Awards granted under the 2018 Plan are subject to vesting schedules and unless determined otherwise by the administrator of the 2018 Plan, generally vest following a period of three years from the applicable vesting commencement date, such that 33.3% of the awards vest on the first anniversary of the applicable vesting commencement date and 66.7% of the awards vest in twelve equal installments upon the lapse of each three-month period thereafter. Subject to the discretion of the 2018 Plan administrator, if an award has not been exercised within seven years after the date of the grant, the award expires. As of June 30, 2020, 2,920,735 Ordinary shares are available for future grants under the 2018 plan.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:- EQUITY

The fair value for options granted during the six-month period ended June 30, 2020, to the Group's employees, directors and advisors was estimated using the Black & Scholes option pricing model with the following assumptions:

Exercise price (in CAD)	$1
Dividend yield (%)	-
Expected life of share options (Years)	5
Volatility (%)	79
Annual risk-free rate (%)	0.35
Share price (in CAD)	1.23

The weighted average fair value of each option on the grant date amounted to $0.54.

The following table lists the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	June 30, 2020
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	11,760,000	$-
Options granted during the period *)	3,315,000	1
Options exercised during the period	(196,670)	0.40
Options forfeited during the period	(1,969,990)	0.40
Options outstanding at the end of period	12,908,340	$0.55

The weighted average remaining contractual life for the share options outstanding as of June 30, 2020, was 7.88 years.

*) During June 2020, the Company has received $79 proceeds from exercise of 196,670 employees share options.

NOTE 7:- SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
	Unaudited

Salaries and related expenses	$3,073	$2,034	$1,946	$1,274
Professional fees	$2,215	$689	$1,288	$448
Depreciation and amortization	$428	$262	$332	$168

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:- NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended June 30,
	2020		2019
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	154,424	$(9,579)	122,830	$(935)

Effect of potential dilutive Ordinary shares	-	-	-	-

For the computation of diluted net earnings	154,424	$(9,579)	122,830	$(935)

	Six months ended June 30,
	2020		2019
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	150,036	$(9,996)	122,830	$(7,642)

Effect of potential dilutive Ordinary shares	-	-	-	-

For the computation of diluted net earnings	150,036	$(9,996)	122,830	$(7,642)

NOTE 9:- SUBSEQUENT EVENTS

1. During July 2020, AdjuPharm signed a binding four-year sale agreement of medical cannabis over the next twelve months from the Zur Rose Group (Zur Rose), Axicorp Groupremedix GmbH ("Axicorpremedix"), Canymed GmbH ("Canymed") and Materia Deutscheland GmbH ("Materia"). The sales agreements entered into with Axicorpremedix and Canymed are both for three-year terms and the sales agreement entered into with Zur Rose and Materia is for a one-year term. The Company's definitive purchase commitments with distributors in Germany amount to an aggregate a total of 1,525kg to be delivered in the next twelve months.

2. On July 24, 2020, Focus signed a supply agreement with Ever Green Solomon Pharma Ltd ("Ever Green") ("Solomon Supply Agreement") to purchase all of the medical cannabis produced by Ever Green for a period of five years with an option for Focus to extend the Solomon Supply Agreement for an additional five years, at a fixed price per gram. The finished products will be sold to pharmacies in Israel under the IMC brand.

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